July 1, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suzano Austria GmbH Suzano S.A. Registration Statement on Form F-4

Ladies and Gentlemen:

On June 24, 2019, Suzano Austria GmbH (the “Issuer”) and Suzano S.A. (the “Guarantor,” and together with the Issuer, the “Co-Registrants”), filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”).  The Registration Statement registers U.S.$1,750,000,000 in aggregate principal amount of 6.000% Senior Notes due 2029 of the Issuer (the “2029 New Notes”) to be exchanged for the outstanding 6.000% Senior Notes due 2029 of the Issuer previously issued in private transactions and U.S.$1,000,000,000 in aggregate principal amount of 5.000% Senior Notes due 2030 of the Issuer (the “2030 New Notes” and, together with the 2029 New Notes, the “New Notes”) to be exchanged for the outstanding 5.000% Senior Notes due 2030 of the Issuer previously issued in private transactions (such offers to exchange, the “Exchange Offers,” and such outstanding 6.000% Senior Notes due 2029 and 5.000% Senior Notes due 2030, collectively the “Old Notes”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”).  In connection with the filing of such Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Co-Registrants hereby represent as follows:

The Co-Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offers, and to the best of the Co-Registrant’s information and belief, each person participating in the Exchange Offers is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offers. In this regard, the Co-Registrants will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any noteholder using the Exchange Offers to participate in a distribution of the New Notes to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. The Co-Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of the Co-Registrants’ information and belief, no broker-dealer participating in the Exchange Offers with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with any of the Co-Registrants or any affiliate of the Co-Registrants to distribute the Old Notes.  In addition, the Co-Registrants (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) will include in the Exchange Offers prospectus the additional deemed representation that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offers.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Marcelo Feriozzi Bacci Attorney-in-Fact

[Signature Page to the Exxon Capital Letter]

Very truly yours,

SUZANO AUSTRIA GMBH.

By:	/s/ Marcelo Feriozzi Bacci
Marcelo Feriozzi Bacci
Attorney-in-Fact

[Signature Page to the Exxon Capital Letter]